Issuer Free Writing Prospectus dated December 22, 2021

Filed Pursuant To Rule 433

Registration No. 333-255424

[Transcript of Opportunity Zone Investing, Year-End Tax Growth and Income Strategy in the Face of Widespread Uncertainty Webinar from December 21, 2021]

Cody Laidlaw: I believe we’re live now. Perfect. So good afternoon, everybody. Before we get started on today’s webinar: Opportunity Zone Investing, Year-End Tax Growth and Income Strategy in the Face of Widespread Uncertainty, I have to read a little disclaimer, so bear with me. Today’s presentation may include statements that are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements expressed in this webinar are made in good faith, and we believe there is a reasonable basis for them. However, there are a number of risks, uncertainties and other important factors, many of which are difficult or impossible to predict. That could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except as otherwise required by law, we will not update or revise any forward-looking statements to reflect subsequent events.

Belpointe PREP has filed a registration statement with the SEC for the offer and sale of up to $750 million worth of its Class A units. Investing in Belpointe PREP’s Class A units involve a high degree of risk, including a complete loss of your investment. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and its offering. Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe PREP’s Class A units. You can obtain a copy of Belpointe PREP’s prospectus, and other filings on the SEC’s website, on our website at belpointeoz.com, or by contacting me at 203-883-1944 or emailing me at claidlaw@belpointe.com. With that, I will pass it over to Brandon Lacoff, Belpointe, CEO.

Brandon Lacoff: Cody, thank you very much for the intro, and obviously, that legal disclosure that you have to do, because we’re a publicly traded company. So today, I want to give the high level of what we’re doing, talk about what OZ is and the opportunity zone program is, high level. Go into OZ, our company, which is listed on New York Stock Exchange, and then talk about some of the deals that we’ve invested in. So high level on Belpointe, like Cody said, we’re registered for another $750 million worth of shares. We’re listed on the New York Stock Exchange American under the symbol, “OZ.” We currently, as Belpointe, as a parent company, we manage over $3 billion in securities on the financial advisory side of the business, we also have over a billion dollars’ worth of multi-family experience with our team, so we’re going to get into those details as we go forward in the presentation.

In our last couple of funds, we’ve deployed $236 million of equity, and over $400 million worth of investments, and that’s about approximately 14 investments, and we’re going to talk a little bit about our history and really our expertise in multi-family. So first, I want to just talk about the opportunity zone regulations. I don’t want to spend too much time, because most people know the basics of opportunity zone investing. There’s many different funds out there and it’s been around since the beginning of 2018. So opportunity zones came out of the administration, Trump’s administration of the Tax Cut and Jobs Act of 2017, which was actually passed in December of 2017. There’s over 8700 opportunity zones around the country, and you can see, here’s a map right here that gives you all the census tracts that have opportunity zones that are designated opportunity zones around the country.

So, opportunity zones. The requirements of the opportunity zones require us as a fund to invest 90% of the capital that we have invested in us into opportunity zones around the country. So that is our requirement as being qualified opportunity zone funds. The requirement for the shareholders to receive the benefit is they have to have a capital gain and reinvest that capital gain within 180 days, receiving that capital gain. And that capital gain can be either from stocks, bonds, commodities, cryptocurrencies, artwork, classic cars, real estate, it can be from any type of capital gain, it can be a short-term capital gain, it can be a long-term capital gain. As long as they invest that capital gain within 180 days, they receive the tax benefits of opportunity zone investing. One of the nuances I wanted to talk about is, again, it’s just a capital gain portion, we get this question a lot. It’s just a capital gain portion, you’re not investing the basis where you get the opportunity zone tax benefits. Only the capital gain portion that you’re reinvesting receives the opportunity zone tax benefits.

So, let’s talk about the benefits. If you make a qualified opportunity zone investment within 180 days of recognizing your capital gain, what are the tax benefits that an investor would receive?

Number one, you have deferral. You get to defer your capital gain until the end of 2026. So right now, it’s just past five-year deferral. As time goes on, if you make an investment next year, you’ll have less than five years. So, you have, currently right now, if you make an investment before the end of this year, you’ll receive five-year tax deferment on...

Cody Laidlaw: Hey, Brandon.

Brandon Lacoff: Yeah.

Cody Laidlaw: I hate to interrupt but I think there’s a technical issue. We cannot see you change the slides.

Brandon Lacoff: Really? Okay, let me...

Cody Laidlaw: We see it changing now, but maybe you want to put it into presentation mode?

Brandon Lacoff: It was in presentation mode. Do you see it now?

Cody Laidlaw: It’s still not in presentation mode.

Brandon Lacoff: That’s interesting. Which slide do you see now?

Cody Laidlaw: Opportunity zone map.

Brandon Lacoff: Oh really? Okay. Let me try to unshare and reshare again. Let’s try it one more time. Okay. How about that?

Cody Laidlaw: Perfect.

Brandon Lacoff: Let me go to the next slide or slide back and see if it changes. Does that change?

Cody Laidlaw: Yep. That’s working.

Brandon Lacoff: All right. That’s interesting why that happened. I apologize for that. So, again the first benefit is the deferral, you have an old capital gain that by investing in that, the gain from that old capital gain, you invest that into our structure within the qualified period of time, which is the 180 days, you receive the deferral. You get the deferral until the end of 2026, which is just past five years from now. The second benefit that you would receive if you invest by the end of this year, which is why this webinar is so important today, because we want to make sure people get in by the end of the year, is because you also receive a 10% step up basis, which would reduce your old capital gain by 10%, as long as you invest by the end of this year and you hold it for at least five years. If you miss the window of December 31st of this year, you will not receive this tax benefit going forward. You’ll still receive deferral until the end of 2026, but you will not receive this one benefit if you invest after December 31st of this year.

The third benefit, which is the largest benefit is the exclusion of capital gains on the growth of our stock. So, and it’s really the growth of the investment, it’s the best way of saying. So, with our investment stock growing, as long as you hold the stock for 10 years, you have no capital gains on the growth of the investment. And obviously the growth of the stock, which is, you know, which are our lines. So that is probably one of the biggest tax benefits. And we’re going to talk about another tax benefits, later on in the presentation, which is depreciation and having no depreciation recapture, which is another big benefit, we’re going to get into details on. The fourth benefit, which most funds and most people don’t talk about is the same tax benefits you get on the opportunity zone at the federal level, you can also receive at the state level. And I’m going to jump to this slide.

Cody, did that slide change?

Cody Laidlaw: It did. Yep.

Brandon Lacoff: Great. So this is a map of what states you would receive the tax benefit. If you reside in one of these states, this is the states that you would receive the tax benefits, except for the five states in red; California, Mississippi, North Carolina, New York, and Massachusetts, you would not receive any of the tax benefits of opportunity zone, if you invested in our structure. But all the other states, the other 45 states you receive, both the federal and state tax benefit of OZ.

So let’s get into, I think probably the most important piece of our structure compared to all the other structures out there. So the first column we’re talking about the PREP structure, which is Belpointe PREP, which “PREP” stands for “public real estate partnership.” So having a structure like ours is you get actively managed real estate because opportunity zone investing requires either new construction, ground up construction in the opportunity zone or substantial improvement, which you take an existing building in an opportunity zone, and you renovate that building. You have to meet the substantial improvement test, which is, for example, if you put thirty million dollars in, by buying a building, you have to put another 30 million or more to renovate that building to be, to have it be a qualified opportunity zone investment for that fund. So high bar you’d have to reach, and you need to have experienced real estate team because it’s heavy construction, either renovation or ground up construction; you need to have that expertise. Our team is former Avalon Bay and Avalon is the largest multifamily, REITs on New York stock exchange that solely invests in ground up construction, multifamily. The original team is now with us, that was there in the early nineties. And some of those members left Avalon in the early 2000s are now with us and we’ll talk about that more about our team.

Obviously having greater diversification, having a structure that has many investments across the country gives us greater diversification, which is important for an opportunity zone structure.

Obviously pass-through depreciation to investors, having a partnership structure that is a PREP, allows us to have depreciation to pass through to our investors, which is offsetting, distributions. The ability to make quarterly distributions is something, that is important to investors, and having that ability and also having that requirement under the PTP rules, which is the publicly traded partnership rules, similar to like a REIT, we’re going to be making, in the future, once we start getting positive net income, we will start making quarterly distributions and required minimum required, 90% of those distributions to be, distributed to our shareholders.

Another huge benefit of our structure, there’s no ... I shouldn’t say no. There’s low minimum investment to investors. It’s really just one share, which is $100 a share currently. I think we’re trading just over $100 a share right now, and an investor simply has to buy one share and that would be the minimum for the investment.

Tax advantages of our structure, which we talked about, of opportunity zones, obviously, the deferral of your old capital gain, reduction of your old capital gain, as long as you invest by the end of this year and you hold for at least five years, the elimination of all capital gains on the appreciation of our units. Again, you have to hold our stock for 10 years to receive the zero, or the elimination of capital gains. The other two benefits I want to get into a little more detail on is 199A, which is a 20% tax deduction on distributions, or dividends that are distributed to shareholders. That is if depreciation doesn’t offset 100% of the income. Anything above depreciation, only 80% would be taxable, the other 20% would be waived under 199A, which is a pretty unique tax benefit for our structure because, typically, there’s all these limitations under 199A, but those limitations are waived for REITs and publicly traded partnerships. Obviously, we’re a publicly traded partnership and those limitations are waived.

The next benefit, which I think is probably the second most important tax benefit of OZ structures and having the right OZ structure, is no depreciation recapture. You’re receiving depreciation every year, which is offsetting income, and as long as you hold our stock for at least 10 years, there is no depreciation recapture. You’re getting the benefit every year, and if you hold our stock for 10 years, 15 years, 20 years, whatever how long you decide to hold it and you sell, as long as you hold for at least 10 years, there’s no depreciation recapture, which is a huge benefit for shareholders.

The next column is talking ... is the being listed on the New York Stock Exchange, the benefits of that. Obviously, having better transparency, having SEC reporting is a huge benefit for shareholders and advisors for these shareholders, because you’re getting better transparency on reporting and information. The second benefit of being publicly traded is the ease to be able to invest in our structure. We call it one-click investing. You simply have to log on to your brokerage account and buy this stock like any other publicly traded stock, and when you purchase our stock, you automatically made a valid opportunity zone investment, as long as you made it within 180 days of receiving your capital gain. Again, because it’s one-click investing, there’s no subscription agreement, there’s no wiring money to us, you simply just have to open your brokerage account and buy our stock and you made the investment. It’s really a one-click investment tool.

The next thing that I think is important to talk about, why being publicly traded is important, is having control of your exit. In opportunity zone, all the other structures out there are closed-end structures, and you’re relying on a manager to decide when they’re going to sell that real estate, when you’re going to be able to liquidate and be able to get out of that investment. In our structure, we put the shareholders in control. The shareholders get to sell their stock like any other publicly traded stock. If they want to leave early, before 10 years or before five years or even before a year, they simply can just sell their stock on the open exchange and get liquid and be able to get out of their position, in whole or part. Having that ability is huge for investors, and why many of our investors invest with us is because they want to know that they have that ability to get out whenever they want.

In addition to getting out early, the other big benefit, which is even a bigger benefit, is the ability to be able to stay in the investment for a longer period of time. Most structures have anywhere between a 10 and 13-year life of their funds, but if the fund is giving tax-free distributions and the stock is growing tax-free, because you’re holding this for more than 10 years, you’re going to want to hold this for more than a 10 or 13-year period. You’re going to want to hold it for longer than 20 years because of those tax benefits that you’re receiving on an annual basis. That’s one of the big differences of our structure compared to everybody else, is that you have the ability to stay in as long as you want and you have the ability to control when you want to exit.

Because we’re publicly traded, you also have the ability to possibly be able to borrow against your stock as well, which is another nice benefit of being a publicly traded company. Obviously, it depends where your brokerage house is and what your ability to be able to borrow off equity is. It’s on a case-by-case basis, depending on what brokerage firm you’re at. Last benefit of being a New York Stock Exchange listed company is both accredited and non-accredited investors have access to the structure. All other opportunity zone structures, you have to be an accredited investor. that again, gives everyday Americans the opportunity to be able to participate in the opportunity zone program.

The last column which talks about Belpointe’s advantages, stuff that we’re doing that really separates ourselves in addition to the stuff we talked about by being listed on the exchange or having the PREP structure is things that we’ve set in place ourselves from the very beginning. We wanted to have a very low management fee, our annual management fee is only 75 basis points so it’s 3/4 of 1%, which most of our competitors are anywhere between 1.5% to 2.5% is their management fee. So obviously, we’re anywhere from half to 63% less than most of our competitors. Our carried interest is only 5%, where many of our competitors are anywhere from 15 to 25% or sometimes even more. We’re simply charging 5% carried interest and that’s on the real estate itself, that if the stock moves up, we’re not getting 5% of that profit, we’re simply getting the investments that we’re making. We charge no investor servicing fees, which a lot of funds out there charge an investor servicing fee, which is really just another management fee to pay the broker-dealers, so we don’t have that investor servicing fee. We also don’t have capital calls, which is actually a big factor, it really separates us from everybody else. Many funds out there have a capital call, so if they need more capital, they’ll have to call capital, and investors obviously don’t like surprises, and sometimes they may not have additional capital gains ready to go if a capital call was made, so that’s a nice feature that we do not charge, we do not call for capital if more capital’s needed.

One of the biggest things that we’re excited about at Belpointe and one of the reasons why we converted from a REIT structure to a publicly traded partnership structure is our ability to acquire other opportunity zone funds and their assets, so that allows us to acquire stabilized cash flowing opportunity zone deals through these acquisitions. So let’s get to the next slide, this really separates us from everybody else, and because we are a publicly traded and we’re a publicly traded partnership, it allows us to be able to do these acquisitions. So what these acquisitions are is ... earlier on the conversation, we talked about the regulations only allows opportunity zone structures to either invest in opportunity zones either through ground-up construction or substantial improvement, mean a substantial improvement test where you’re renovating a building and putting a lot of capital into those projects, which comes with a lot of risk, and the biggest risk in opportunity zone investing is construction risk. With this structure and our ability to acquire stabilized opportunity zone deals by acquiring the parent company is really a game changer for what we’re doing and greatly reduces the risk because we don’t have the construction risk for those properties because they’re already built by somebody else and we don’t have the lease-up risk as well, where we’re trying to figure out if we bought ... there’s some funds out there who bought pre-CO deals that have been built by someone else but then are not leased up yet, we don’t have that risk as well, because our properties that we’ll be buying will not have any of those construction risk or the lease-up risk.

So why does that work and how is it even possible? So let’s go through the three reasons why, how it works and why it’s a win-win for everybody from the target company to our shareholders. So, number one, the sponsors of these other opportunity zone structures either have one or multiple deals and typically it takes about two years to build a project, and then once it’s stabilized, they’re holding the asset for additional eight more years and that’s because they have to hold it for a total of 10 years to receive the full opportunity zone benefit. In our structure, being able to make these acquisitions using our stock as a commodity, as almost like cash, we’re able to make these acquisitions of other QOFs which allows us to allow the sponsor to get out of their investment eight years faster than they normally would. So by providing that liquidity for the sponsor, they built the project, they created the value, they don’t want to hold for another eight more years, they want to be able to get their carried interest, their profit of the real estate eight years faster, so we provide that ability for that sponsor, so that’s number one, and that’s why sponsors are excited about what we’re doing.

Number two, this also benefits their shareholders because now those shareholders are going to receive the same benefits as our unitholders. They’re going to get the greater diversification, they’re going to get liquidity, they’re going to be able to borrow against their security, they’re going to get lower fees, they’re going to get the 199A tax benefit, so they’re going to get the same benefit as our shareholders but they’re selling the security to us or the assets to us at the fair market value, so they’re actually going to recognize their profit and they’re going to be able to get ... so they’re going to get a recognized of the fair market value, so whatever the fair market value is when we’re buying that real estate, that’s what they’re receiving, and it ends up being a tax benefit for them because they get to lock in their profit without losing any of their opportunity zone tax benefits. So they’re recognizing their increased value, they’re not losing their tax benefits and then they get all the other benefits of our structure, which we talked about earlier today.

The third benefit is for our unitholders, people who own our shares. They’re getting the benefit because instead of waiting the typical two or three years to start getting cash flow from their investment, they’re going to receive cash flow immediately because they’re getting cash flow from these stabilized assets. So again, you’re still getting their opportunity zone tax benefits, you’re not losing that because we’re making these acquisitions, they’re still receiving that, but they’re just getting cash flow much quicker because we’re ... instead of building everything, we’re acquiring some of our assets. So we are still going to, just take a step back, we’re still going to develop projects and we’re going to show some of the projects later in this webinar, we’re still going to develop like everybody else, but in addition to the traditional renovation or ground-up construction, we are going to also acquire stabilized opportunity zone deals by acquiring the QOFs of the parent company.

So let’s go to the next slide which really talks about our investment strategy. So our investment strategy is pretty simple, we’re using data analytics from really 2010 through today, we want to see where the markets have changed over the last 11 years. The census tracks were really set on 2010-2011 data, and we can see what happened in the last 10-11 years, with these census tracks and where the growth is, so looking at the analytics and understanding the markets is an important factor for us. So we’re mostly investing in metropolitan areas within 75 miles of a metropolitan city using the data that we talked about. So having the proper geographic diversification obviously is important for what we’re looking to do because we’re planning on having many opportunity zone investments either ground up or buying stabilized assets.

The next category is obviously stabilized assets which I just talked about, obviously a game changer for OZ investors because they’re getting cash flow immediately when we buy these acquisitions, which we’ll start buying sometime next year.

Asset classes, we are invested in mostly multifamily, we do have some non-multifamily currently, a lot of those non-multifamilies are tied to multifamily projects, so even though we own non-multifamily, it’s really a multifamily focus is our investment strategy. We expect about 85% of our investments to be multifamily and then the other 15% will be diversified through different asset classes.

Investment strategy, and really platforms that we’re using is a franchise platform, which is finding a developer that’s at another company in a different market that we want to be in and bringing them to Belpointe and they’ll open up a Belpointe office in that region. We also have a programmatic platform, which is something that’s been a big tool for us to find non-market deals, where we’ll sign a JV with a local partner, and we have a couple of these where that local partner, any opportunity zone deal that they find either on the market or off-market, and mostly, we’re investing in non-market deals, these non-marketed deals, we’re going to get those deals from our local partner, they’re the ones who have the on the ground intel and are finding off-market deals, so having these programmatic platforms are a huge advantage for our investment strategy because we’re able to get deals that are not listed on the exchange, sorry, listed on the market. So that’s been a huge benefit for us to find off-market deals by having these programmatic partners because they have a responsibility, really as exclusivity, to bring those deals to us first before they ... and then if we decide to do that deal with them, with us, if we decide to do that deal with them, I should say, then the deal’s already inked up. If we decide not, we decided to pass on the deal, then the programmatic partner can invest with another institutional partner or another OZ funds and do that deal without us, but we have first right to those deals. Strategic locations, again, part of that geographic diversification and investing around the country. We’re typically building in field locations, in I would say hard to build areas, more urban areas and really looking for that rent growth and job growth and population growth in the markets that we’re investing in.

Obviously, our underwriting is super detailed, obviously from demographics to employment data, looking at the risk factors and obviously location, location, location are important factors in looking at these data analytics and understanding the fundamentals of each market. We tend to ... you’ll see our... when we get to the asset deck, we tend to invest in markets multiple times because once we get to know an opportunity zone and that market around that opportunity zone and once we think it’s an opportunity zone that we want to invest, we want to invest multiple times in that market because we’re going to be raising capital and a lot of capital over the next five years, this allows us to get a real hold in the market, get to understand that market really well and build multiple projects in that market, and we’ll talk about that in a couple of slides down.

Risk mitigation, I don’t want to spend too much time, so I want to leave some time for some questions at the end, but real quick, having that AvalonBay team which we talked about before, in-house allows us to have development and construction oversight, which is crucial in opportunity zone investing, because opportunity zone investing, except for our ability to buy stabilized assets, the traditional opportunity zone investing is heavy construction, either brand new construction or renovation, heavy renovation, so it’s important to have that team in place. And that team has been with me for 11 years, so this is not a new team, we’ve been investing for a long, long time and we’ll show you one of the deals that we built in ‘15 and sold in ‘17. Obviously, risk mitigation, you got to have diversification, you got to have the right asset class, which is for us is multifamily, the correct amount of leverage, we typically have around 65% leverage when we’re going into construction and then once we stabilize, when the asset value goes up and we still have the same loan amount, we’re looking somewhere less than, somewhere around that 50% or less on a loan-to-value once we’re stabilized.

Again, we talked about before, the lower fees, having only 75 basis points greatly reduces risk because the drag on the fee is half compared to our, compared to many of our competitors. Again, risk mitigation, we talked about being able to acquire stabilized opportunity zones and because we’re, stabilized opportunity zone deals, and because those deals are stabilized already, we eliminated the construction risk and also the lease-up risk, which obviously is a huge risk mitigation tool, and to me, probably the most important piece of risk mitigation, because the biggest risk in opportunity zone investing is construction risk. And there is some lease-up risk as well which we’re eliminating, but really the construction risk is the big factor when it comes to risk mitigation. Obviously, any successful investor will tell you asset diversification, being diversified both on geographic and the type of assets you’re investing in, we believe multifamily has the lowest risk and best reward for that risk so that’s why a lot of our focus is on multifamily, but we will, down the road acquire some non-multifamily, but it will be limited amount.

Cody Laidlaw: So Brandon, I think this is a good time for me to interrupt you here. So, to everybody who’s in attendance, obviously Brandon is going through a lot of information, so if you’d like anybody from Belpointe, a Belpointe rep, specifically from OZ to contact you after this webinar, all you have to do is type “yes” into the chatbox. So again, anybody in attendance, if you want somebody from Belpointe to personally reach out to you to discuss the opportunity zone structure that Brandon is going into great depth, just type “yes” into the chatbox. Additionally at the end, probably 10 to 15 minutes before we end this, there’s going to be a Q&A, so if you have questions, type the questions into the chatbox, I’m getting a lot already, but it is private, so only I can see it. So again, type yes if you want somebody to reach out and if you have questions that you want Brandon to answer at the end, please also type those questions into the chatbox. Back to you, Brandon.

Brandon Lacoff: Thanks Cody. So real quick, I just ... I know we went over a lot of information, we talked about what the basics of OZ are, what separates us because of our fees, the management team, our ability to acquire stabilized opportunity zone deals which are obviously a game changer for us and that’s part of the reason why we converted our structure from a REIT structure which would not allow us to make these acquisitions into a publicly traded partnership structure, which allows us to make these acquisitions. So we’ve made the changes that we need to make to be more nimble. Those changes are completed, we are obviously raising capital or continue to raise capital almost similar to open mutual funds, and we’re happy to answer those questions and get into those details, but I wanted to make sure I hit the high level points, which I did today, and I do want to talk about some of the deals we’re investing in, because even though opportunity zones are great and the tax benefits are great, you still have to have great investments.

So real quick, let me just run through some of the investments we had, these are not all of the investments, and obviously we have some more in the pipeline, but the ones that I wanted to hit today is Sarasota, Florida. We have a couple of deals in Sarasota, Florida. Actually, I think it’s four deals right now, and the first one is 1991 Main Street. We’ve begun construction on 1991, and you can read it real quick but it’s 418 apartments with over 55,000 square feet of retail, and we’re excited about some of the tenants we’re working on, and we’ll be announcing hopefully soon, some of those tenants in the near future, probably sometime in the first quarter or second quarter of next year. But again, it’s a large two-tower multifamily, like I said, 418 plus, apartments with amenity and retail, I think we’ll have some restaurants on the first floor, which will be a nice amenity to our residents above.

We also, this is right next door to a large parking garage, which will give us over 700 parking spaces, so again, phenomenal project, really excited about this project. It’s right on Main Street in Sarasota, Florida. So if anybody knows Sarasota, Florida, Main Street is where the nightlife is, it’s where all the business is, where the County Courthouse is, not that many blocks west, I think it’s seven or eight or nine blocks west is the Ritz Carlton, which is the waterfront of Sarasota, so phenomenal location. I think a lot of people are surprised that downtown Sarasota is an opportunity zone, but it’s gone through a lot of changes in the last 10, 20 years. So it is deserving of opportunity zone and this investment.

Diagonally across the street is 1700 Main Street, again, the same street, phenomenal location, a little bit closer to the water, about a block and a half, and we’re going to build over 160 apartments here. This is in the early development stages, we’re excited about what’s going on with this development as well, it’s going to be a sister building to the other 418 apartments we’re building. I talked a little bit about some of the non-multifamily that we bought, that was part of developments, so you can see in the middle here, where the cars are, there is actually a bank building there, which has office, two levels of office above the retail bank. So we’re excited about renovating that building, which is going to be part of this overall development.

And then right behind that building is this building, which is 1701 Ringling, which again is an office building, non-multifamily. We bought this building as part of the 1700 Maine because we needed the development rights to be transferred over. So we paid about $6.8 million for this building, the development rights are probably worth something around $2.5 to $3 million. Which obviously we’re moving that basis over to 1700, which means we paid about $4 million for this building. This building is 50% leased. We actually bought it at a bankruptcy through Frontier, when they went through bankruptcy. It was a sale-leaseback, so they leased back 50% of the space and they’re paying 100% of the expenses. So we’re obviously very excited about this acquisition because we bought the building for $4 million after moving the development rights off. And because of that, the land alone, because it owns a parking lot across which we can develop, and this land alone is worth $4 million or greater. So we practically bought the building for itself, the building itself for about zero. So we’re excited about this acquisition. Now, I just want to explain why we bought this office building when typically we would not buy an office building. We bought this because we needed the development rights, and we were able to buy the building for really a zero basis when it comes to the structure itself. We will be putting a couple million dollars into renovating this building so we can lease up the remaining space, and then once we lease up the remaining space, the building hopefully will be 90% to 100% leased. And we’ll end up receiving, when and if the building becomes 100% leased, we’ll actually receive 150% of the expenses on the building because we’re already receiving 100% from Frontier, and when we lease up the other 50% of the space, we’ll be able to get CAM charges for the remaining space, which will allow us to get over 100% of the expenses covered. So, again, phenomenal location, great building. And it’s an important factor for Frontier because all their telecommunications runs through this building. The cell phone towers, that is their switches for 911 and all that kind of stuff. So it’s a critical building, they’re not going anywhere, and if they do file bankruptcy again, another company or the federal government would have to come in, because 911 is a safety issue for the community, so this building is not going anywhere.

Saint Pete Florida. See how much time we have. I want to run through real quick, because we only have about 15 minutes left. Saint Pete Florida again, 260-plus units, it’s at the EDGE District, which is near the Tropicana Fields, phenomenal location, again, half a block away from Central Ave, which is where all the nightlife is and the restaurants and entertainment. So it’s a phenomenal location. We’re excited about this project. It’s actually right across the street from related projects that they built, which is, believe it or not, is a non-opportunity zone deal right across the street. So we’re right on the corner of opportunity zone, and all the benefits that Saint Petersburg, Florida provides its residents. It’s just a huge, huge opportunity to invest in this market, and we’re excited because of what’s going on in the growth of the Tampa and Saint Pete market.

Nashville, Tennessee, real quick. This is on the edge of The Gulch, which is a happening downtown, Nashville urban area. Nashville is exploding, employment is exploding, companies are moving down to both the Tampa market and the Sarasota market, as well as Nashville market. So we’re extremely excited about this project as well. We have a great local partner who again, is a programmatic partner, so we have this deal, and in addition to that deal we also have, which we’re not showing yet, the location, because we’re buying some more properties in that neighborhood, but we also have another deal that’s on the east side of Nashville, looking at downtown Nashville. Again, we’re excited about both Nashville deals and our partnership with our local partner in Nashville. So we’re excited about all the Nashville deals and the overall market.

We also have some projects that we’re working on up at University of Connecticut, which is Storrs, which is the main campus in UCONN. The reason why I kind of bring this one out, it’s a little bit different than typically we would do. We don’t typically do student housing, but it’s such a high barrier to entry market, University of Connecticut. Approximately 82% of the ... more than 82% of the students actually live on campus, where a typical university would be around 60%, and that’s because there is ... the supply that they’re out there, there’s only been one project that’s been built in the last 50 years. And the supply that’s out there, it’s just ... it’s not quality supply. It’s old, un-renovated and just needs ... it’s just not a great product. The University is busting at the seams. Needs more off-campus housing. Juniors and seniors do not want to live on campus, even though they’re more or less forced to, or if they do, they’re living in 1940-1950’s product, or they’re driving 25 minutes away to get off-campus housing, which is really not safe for the kind of weather that upstate Connecticut has. So, we’re excited about this market. It’s in an opportunity zone. We’re just north of the north side of the campus, and we’re excited about what we’re doing there and what the future brings for, not just for this project but for other projects that we hope to find in that market.

Last thing, and then I think we have like 10 minutes for questions is, I wanted to show this one project real quick. This is called Baypointe. We built this project in ‘15, 2015. We sold it in 2019. It was actually completed in 2017. Which obviously was before the opportunity zone regulations came into effect. But we sold in ‘19. We did not get the tax benefits of opportunity zone, but it is an opportunity zone. It’s on the direct waterfront as you can see the boats. We did phenomenally well in this project. We built it for $39 million, and we actually sold it for north of $50 million. And just as an example of what we do, you can see in the picture, you have these lofts, where these things are popping up out of the roof.

Again, one of the things that we try to do in every building, we put lofts in our units, which really don’t cost that much more, but allows people to have, their living rooms to 18-foot ceilings in their units plus have a private roof deck on the top of the building, something that we’re doing in in Sarasota and Nashville and many other markets that, where we can do it, we will do it, it creates a lot of value, and for not a lot of cost. And we typically get anywhere from $1,000 to $1,500 more a month for these penthouse lofts. So I just wanted to show that as an example of our track record and a project that was an opportunity zone that we did, like I said in 2015, and completed in ‘17 and sold in ‘19. And you can see kind of the success we’ve had on this particular project and others.

Cody, you want to go through the questions real quick. So I know we have about …

Cody Laidlaw: Perfect. Yep. So just as a reminder, anybody who wants somebody from Belpointe to reach out to them following this webinar, please type “yes” into the chatbox. Alright, but let’s get to the questions. So first question. And a lot of people have this along the similar lines. Average daily volume is now over 20,000 shares. Do you have any idea who all these sellers are who do not want the long-term OZ benefits? So along the same lines, just to cover everybody’s question, can you explain how we’re trading and also raising capital? So go ahead and answer those.

Brandon Lacoff: Yeah. So I’m sure you asked those questions so they’re really kind of together. So we’re issuing shares on an ongoing basis. The best way to describe is a IPO, that’s an ongoing IPO, which I know is unique, and I’m sure it’s been done before, but we’ve never seen it done before. And our attorneys and other people have not seen it done before. So it’s a unique structure, it’s almost like an open mutual fund. So we are issuing units on an ongoing basis. And a lot of those units are issued to market makers. Those market makers are making a market in the stock, both on the bid and the ask. And then obviously when an investor comes in, they’re buying those units from market makers, most of the time. So most of the shares being sold are not OZ investors who are liquidating. It is, most of the time, it’s a market maker who’s buying inventory from us, and then selling the security to make the market. To make liquidity, make float in the stock. And that’s why the stock stays very true to NAV and how the stock trades and how it works.

Cody Laidlaw: Perfect. Along similar lines, just to clarify. So purchasing publicly traded units, from Belpointe OZ, even if it’s from a reseller of the stock, does that qualify for the opportunity zone program?

Brandon Lacoff: 100%. It’s in the regulations as well. But it doesn’t matter if you’re buying from the market maker, you’re buying it through subscription through us directly, or you’re buying from another seller, as long as you bought the stock. It doesn’t matter. You get the OZ benefits.

Cody Laidlaw: Got it. Simple question. What’s the minimum investment?

Brandon Lacoff: It’s simply one share. So the stock is trading just over $100 right now. So if you buy stock, just over 100 bucks you made a qualified opportunity zone investment by just buying one share.

Cody Laidlaw: Okay, does the capital gain you invest have to come from the sale of one investment, or can it come from several?

Brandon Lacoff: It can come from several, it doesn’t matter how many investments you have. So it can come from several.

Cody Laidlaw: Perfect. How do you let the IRS know about your deferral?

Brandon Lacoff: So an individual would file an 8949 and 8997, which gets filed with your next year’s tax return. So for this year, if someone makes an investment, when they file their 2021 tax returns, obviously you have a capital gains, so you have to file 8949 anyway, but you would make the election of the OZ in that form, and then in addition to that, you would describe what you invested in, which is the 8997, which again, is attached to the same tax return.

Cody Laidlaw: Okay. Very commonly asked question here. If a unit holder sells a portion of their OZ units, does that trigger an inclusion event for the entire investment?

Brandon Lacoff: No, you would only have an inclusion event for that portion that you sold. It would not be an inclusive event for the whole investment. so it’s first-in, first-out, which accountants call FIFO. So only portion, so if you bought stock three times over, let’s say a year period, or a three-year period, when you sell your first shares that you bought would be the ones that would be exiting. And it does not trigger the whole amount. You’d only trigger the portion that you sold.

Cody Laidlaw: Perfect, nice and easy. I know this is a recap question. You went over this. How is your investment strategy different than of your private structures, aka your competitors?

Brandon Lacoff: Yeah, I mean, it’s very similar to our competitors when it comes to new construction or substantial improvement tests when we’re renovating. Our strategy, when it comes to ground-up construction, like I said, we’re executing it a little bit different than our competitors, so we’re building larger apartment buildings on most markets. Obviously, not student housing, because you’re not going to get paid for the larger units. But typically we build larger units, we build those penthouses, like I talked about, everything you touch and feel in the apartment, we upgrade, so I think that separates us. So that’s really when it comes to the traditional construction and renovating projects, but obviously what makes us really different is buying stabilized opportunity zone deals, that’s a unique feature for us because we’re a publicly traded partnership structure and the ability to be able to acquire stabilized opportunity zone deals by acquiring their parent company is really a game changer and something that separates us from everybody else, because those other structures they are private, non-liquid, non-traded, non-publicly-traded companies, so that’s probably the biggest difference between us and everybody else.

Cody Laidlaw: Okay, and then with that unique acquisition model, why would a private fund manager want to be acquired by OZ?

Brandon Lacoff: The reason why they want to be acquired is because, if they’re going to get a profit, profit sharing in their deals, do you want that today or do you want to wait another seven, eight more years, sometimes even longer? So, for the sponsor, it’s a no-brainer because they’re getting their profit sharing seven to 10 years faster than they normally would, so that’s, for them, it’s a no-brainer. For their shareholders, it’s a no-brainer as well, because they’re going to get to recognize their gain, so they’re going to get to see what their profit is and be able to lock that profit in. There’s still obviously risk with our investment, but we’re going to give them a greater diversification, so that risk is going to be diversified over much more investments, which will help mitigate that risk once they realize their or recognize their gains in the old structure. So, it’s really a no-brainer for the sponsor and it’s a no-brainer for the LPs of that investment.

Cody Laidlaw: Perfect. So, two minutes left, so I’ll give you two questions. Question about the ultimate exit: At the 10-year mark and your structure being publicly traded, how do unit holders get their capital out?

Brandon Lacoff: They can just sell the stock, as easy as they had bought it, by logging on to a brokerage account and putting in the order in, they can sell the same way. So, whenever they’re ready to sell, if it’s year 10, if it’s something earlier or something later, whenever it is, the full control of the exit of the investment is in the shareholders’ hands. They literally just have to sell the stock like they sell any other publicly traded stock by logging on to their brokerage account or telling their advisor just to exit the investment.

Cody Laidlaw: Perfect, last question. One minute to go. Very timely. What’s the benefit of investing on, or prior to the end of this year?

Brandon Lacoff: Yeah. I mean, the big benefit is that 10% step-up basis, which reduces your old capital gain by 10%. So, if you invest by December 31st, which is end of next week, if you invest by the end of next week and you hold it for five years, or greater, you receive that 10% step-up basis, which reduces your old capital gain by 10%. If you don’t make that investment by the end of this year, you lose that one benefit, everything else you still receive, you just lose that one benefit.

Cody Laidlaw: Perfect, so that concludes the questions, as well as the webinar. So, thank you, Brandon. Thank you everybody in attendance, if you do have questions, my email is up on the screen as well as the phone number, feel free to reach out to me. So again, thank you everybody.

Brandon Lacoff: Thanks everybody. Thanks, Cody.

NYSE American : OZ

PUBLICLY TRADED OPPORTUNITY ZONE FUND

December 2021

Today's Presenters

NYSE American OZ

Brandon E. Lacoff
Chief Executive Officer
Chairman of the Board of Directors

NYSE American OZ

Cody Laidlaw
Chief Investor Relations Officer

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable words or statements that do not relate strictly to historical or factual matters. However, the absence of these words or comparable words does not mean that a statement is not forward-looking. By their nature, forward-looking statements speak only as of the date they are made, are not statements of historical fact or guarantees of future performance and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will result or be achieved, and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this presentation, including, among others, the risks set forth under the heading “Risk Factors” in our prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the SEC.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. There may be other factors that cause our actual results to differ materially from any forward-looking statements. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. All forward-looking statements in this presentation apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation and in other filings we make with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

©2021 Belpointe PREP, LLC. All rights reserved.

Important Information and Disclosures

This presentation highlights basic information about Belpointe PREP, LLC ("Belpointe OZ") and its offering, because this is a summary it does not contain all of the information that you should consider before investing in Belpointe OZ's Class A units.

Belpointe OZ) has filed a registration statement (including a prospectus) with the SEC for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This presentation may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this presentation is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

OZ Belpointe — *Overview*

- Belpointe PREP, LLC **(NYSE: OZ)** is the first and only publicly traded "Opportunity Zone" fund, which is now disrupting the real estate investment industry with its unique combination of development expertise and its unparalleled investment platform. OZ is conducting an ongoing initial public offering of $750,000,000 in Class A units and is currently listed on the NYSE.

- OZ is backed by Belpointe, which is a leading investment firm headquartered in Greenwich, Connecticut that has a unique combination of resources, including real estate development and construction expertise. Belpointe's financial management division currently manages over $3 billion in public securities.

- Belpointe is a fully integrated real estate company consisting of former AvalonBay® professionals who have extensive expertise as developers and construction managers, with over $1 billion dollars in multifamily real estate investments.

- Since 2012, Belpointe's development team has sponsored three real estate investment vehicles that have raised an aggregate of approximately $236 million of equity capital and have made 14 investments with an aggregate cost of over $400 million.

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Opportunity Zone Investing — *Overview*

What are Opportunity Zones?

Opportunity Zones were created through the ***Tax Cuts and Jobs Act of 2017***. Opportunity Zones are **low-income census tracts** nominated by U.S. State Governors and certified by the U.S. Department of the Treasury, to encourage investors to reinvest their capital gains into these areas, in exchange for certain Federal (and possibly State) capital gains tax advantages. The **United States has over 8,700 designated Opportunity Zone census tracts** throughout the country, in every state and every U.S. territory.

Specially designated investment vehicles, known as ***Qualified Opportunity Funds***, must hold at least 90 percent of their assets in Opportunity Zone census tracts to realize the stipulated capital gains tax benefits.

U.S. taxpayers hold trillions of dollars in unrealized capital gains, which can serve as an untapped resource for economic development in Opportunity Zones. Qualified Opportunity Funds provide investors the chance to put that money to work in rebuilding the nation's left-behind communities. The OZ structure enables a broad array of investors to pool their resources into Opportunity Zones, increasing the scale of investments going to underserved communities.

How to take advantage of Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund***, within 180 days of the recognized sale of that prior investment.

Capital gains in a wide array of asset classes, including but not limited to: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry and real estate, are all eligible to received tax benefits through reinvestment of capital gains into Opportunity Zones.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term gains.

The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

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OZ Opportunity Zone Investing — *Opportunity Zone Map*

Vancouver
North Dakota
South Dakota
Nebraska
Kansas
Minneapolis
Toronto
Ottawa
Montreal
Quebec
Halifax
Boston
Providence
New York
Philadelphia
Pittsburgh
Cleveland
Detroit
Milwaukee
Columbus
Salt Lake City
Fresno
Las Vegas
Los Angeles
San Diego
Tijuana
Tucson
El Paso
Hermosillo
Chihuahua
San Antonio
Jacksonville
Orlando
Miami

OZ
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OZ Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017*, investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Capital Gains Tax Benefits:

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, shall be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his/her OZ units.

2. **Reduction of Capital Gains Taxes:** OZ unitholders who make a proper election will receive a 10% step-up in the basis of the capital gains that are reinvested into units of OZ, if those units are held for at least 5 years on or prior to December 31, 2026, thereby excluding 10% of the original capital gains from taxation.

3. **Elimination of Capital Gains:** OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

4. **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral, reduction, and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

OZ

10

OZ Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer and reduce State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.

Coupled

Not Coupled

States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.

OZ

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OZ Structural Advantages

PREP Advantages

Tax Advantages

NYSE Listed Advantages

NYSE Listed Advantages
PREP Advantages
Tax Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned. *
- Low investment minimum for investors.

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- 10% reduction of previous capital gains taxes if OZ's units are held for at least 5 years on or prior to December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing. (providing opportunity tax benefits for 20+ years.)
- Both non-accredited and accredited investor access.

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets reducing the construction risks and increasing operating cash flows.

OZ 13

* We do not expect to pay any distributions until the proceeds of our initial public offering are invested and generating positive cash flow.

OZ Investing without Construction Risk

OZ being uniquely structured as a publicly traded partnership Qualified Opportunity Fund allows OZ to acquire other Qualified Opportunity Funds after their investments have been completed and stabilized.

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other Qualified Opportunity Funds and their opportunity zone assets without causing an inclusion event, thus preserving the Opportunity Zone tax benefits for its investors and ultimately providing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

How is this even possible? Because Everyone WINS!!!

Win #1: Sponsors of the acquired Opportunity Zone Funds.

Typically a development project takes approximately 2 years to complete, thus requiring Qualified Opportunity Funds and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other Qualified Opportunity Funds without an inclusion event for the acquired Qualified Opportunity Funds' investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8+ years faster than expected.

Win #2: Investors of the acquired Opportunity Zone Funds.

Investors benefit from OZ acquiring their Qualified Opportunity Funds because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (IRC 199A).

Win #3: OZ Unitholders.

The OZ unitholders shall benefit from acquiring other Qualified Opportunity Funds as it will increase OZ's cash flow from operations, while decreasing risk by improving investment diversification and eliminating construction/development risks.

OZ 14

OZ Investment Strategy

OZ's investment strategy is centered on ground-up multifamily developments and the acquisition of other Qualified Opportunity Funds with stabilized multifamily assets throughout the United States, using the following fundamental investment considerations.

Geographic Locations: Metropolitan markets and sub-markets within 75 miles of metropolitan areas that have shown significate employment and population growth. Specifically, OZ has studied the 2011 to 2015 census data on which Opportunity Zone tracts are designated and has updated this census data to reflect current economic conditions, trends and opportunities.

Stabilized Asset Acquisitions: Being the only publicly traded Opportunity Zone structure provides OZ the unique ability to acquire other Qualified Opportunity Funds and their stabilized assets, without causing their investors to lose any Opportunity Zone tax benefits.

Asset Classes: Multifamily is the beneficiary of the shift in attitude by society toward renting versus home ownership, which will be a major allocation of OZ's investment strategy.

Investment Platforms: OZ's innovative investment platforms provides OZ with better access to off-market opportunities and enhanced development oversight:

I. Franchise Platform: Developers that are OZ affiliated development companies in specific regions throughout the Unites States that bring local expertise and knowledge.

II. Programmatic Platform: Exclusive joint ventures with highly established and experienced regional development partners.

Strategic Locations: Infill developments typically have more barriers to entry for new supply and are close to employment and transportation, which leads to top-line growth.

Stringent Underwriting: Belpointe's tightly managed and controlled process to examine all elements of investments with respect to investing real estate assets, such as: asset location, asset classifications, demographics, employment data, risk factors, income producing capabilities, potential asset appreciation, tax considerations, liquidity and overall market fundamentals.

Only those assets that meet OZ's stringent investment criteria will be accepted into the OZ.

OZ 15

OZ Risk Mitigation

OZ's unique combination of risk mitigating strategies will provide its unitholders with the opportunity for long-term distributions and capital appreciation while lowering risk.

Development & Construction Oversight: We believe Belpointe's unique real estate team of former AvalonBay® developers and construction professionals brings unmatched real estate development experience that other real estate funds do not have internally, which is crucial when managing risk in construction and significant renovation projects.

Geographic Diversification: Investments will be diversified throughout the United States, which reduces risk of specific regional or metropolitan market volatility.

Asset Class (Multifamily): OZ will allocate approximately 85% of its capital to developing multi-family or mixed-use developments because they are less sensitive to economic fluctuations than other real estate categories.

Reduced Leverage: OZ's targeted asset portfolio leverage upon stabilization is below 60% loan-to-value, which greatly reduces the risk during economic downturns.

Lower Fees: Low annual Management Fees of only 0.75%, and no investor servicing fees, which greatly decreases risk for OZ's unitholders due to the decreased costs associated with their investment.

Stabilized Asset Acquisitions (Eliminating Construction Risk): Being the only publicly traded Opportunity Zone structure allows OZ to acquire other Qualified Opportunity Funds and their newly built cash flowing assets, without causing their investors to lose any of their Opportunity Zone tax benefits. OZ's unitholders will also receive the Opportunity Zone tax benefits but without the risks associated with construction.

Asset Diversification: OZ will provide greater risk mitigation for its unitholders by accumulating a larger and more diverse real estate portfolio than most of its competitor Opportunity Zone fund vehicles, which are typically structured as private partnerships or limited liability companies. Such competitors due to their vehicle structures are limited in the quantity of investments they can make under the Opportunity Zone regulations, thus resulting in a lack of diversification which increases risk for its investors. Additionally, acquiring stabilized assets eliminates what we believe is one of the biggest risks in Opportunity Zone investing, the construction risk.

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OZ

Market: Sarasota

1991 Main Street, Sarasota, Florida

1991 Main, located at the intersection of Main Street and Links Avenue in downtown Sarasota, Florida, will be redeveloped into an approximately 418+ apartment home community. 1991 Main will feature two high-rise buildings with approximately 55,000 sq.ft. of retail space on the first level.

We anticipate 1991 Main will consist of one-, two- and three-bedroom apartments and a limited number of four-bedroom townhome-style penthouse apartments. Building 1, located along Main Street, will feature approximately 240 apartments. Building 2, fronting Linx Avenue, will feature approximately 178 apartments. The buildings will vary between 7 to 10 stories. All top floor units will be two-level townhome-style penthouse apartments with bedrooms and living space upstairs. We anticipate amenities at each building will include a clubroom, fitness room, center courtyard with heated, saltwater pool, grills and seating and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located at the entry lobby. Approximately 700+ parking spaces will serve the 2 buildings including 590+/- from an existing parking garage and 125 new spaces at the ground level. Retail space is anticipated to include a 23,000 sq. ft grocer, 10,000 sq. ft food hall and several smaller spaces for cafes and restaurants.

Market: Sarasota

1700 Main Street, Sarasota, Florida

1700 Main, located on Main Street between Pine Street and Indian Street in downtown Sarasota, Florida, will be redeveloped into an approximately 160+ apartment home community. 1700 Main will feature one, ten-story building with approximately 7,000 sq.ft. of retail space on the first level.

1700 Main will offer one-, two- and three-bedroom apartments. Of the approximately 160+ apartments, the front four top floor units facing Main Street will step back from the building facade and feature 18 ft ceilings with additional living space upstairs, in townhome-style penthouse units. We anticipate the building will have a fourth-floor amenity space with a clubroom, fitness center and a south facing courtyard with swimming pool and rooftop terrace. The new building will wrap around an existing office building located at 1718 Main Street, which we also own.

1700 Main is located on 1.3 acres along Main Street in downtown Sarasota. Less than one mile from Route 41 and five miles from Interstate 75. 1700 Main backs up to Bamboo Lane, an East-West road linking Pine Place and Indian Place. 1700 Main is approximately 3/4 of a mile inland from the coast. Shopping, dining, and arts are within steps of 1700 Main.

Market: Sarasota

1701 Ringling Boulevard, Sarasota, Florida

1701 Ringling is an existing, six-story, approximately 80,000 sq.ft. office building, formerly owned by Frontier Communications Corporation. 1701 Ringling is located between Main Street and Ringling Boulevard, two primary roads, in downtown in Sarasota, Florida. We acquired 1701 Ringling for the purpose of adding its development rights to 1700 Main Street as well as for improving the overall neighborhood.

We anticipate renovations on 1701 Ringling will include the creation of a tall, glass front lobby area, the conversion of the freight elevator into a stylish, oversized passenger elevator, and the reinstallation of windows in the facade. Frontier Communications has leased back 1/3 of the first floor, half of the second floor and the entire third and fourth floors along with utility closets and roof top space. We anticipate that the unleased spaces will be leased as renovations progress. 1701 Ringling currently has 15 onsite parking spaces and 75 offsite parking spaces, located one block from the office building. We anticipate the offsite parking will be renovated into approximately 100 parking spaces.

Market: St. Petersburg

1000 First Avenue North, St. Petersburg, Florida

The Towers at 1000 First Avenue North are located at 902-1020 First Avenue North in downtown St Petersburg, Florida. We acquired six contiguous parcels, comprising 1.6-acres of land, which we anticipate developing into an approximately 260 apartment home community. We anticipate the Towers will consist of two towers connected on the first four levels by an approximately 408 space, 21,000 sq.ft. parking garage. The Towers will offer approximately 17,000 sq.ft. of retail and restaurant space along First Avenue North and Baum Street. The Towers received local approvals in May 2021 and we currently anticipate that construction will commence in 2022.

The Towers will offer a mix of studio, one-, two- and three-bedroom apartments on floors five through fifteen. We anticipate amenities, including a community room, fitness room and center courtyard with a pool, outdoor kitchen and seating, will be located on the 5th floor between the two towers We anticipate a roof top terrace, on the 15th floor, will include an interior clubroom and outdoor living space. A pocket park is planned at the corner of Baum Street and Martin Luther King, Jr. Street and will pay homage to the former Shirley Ann Hotel which once operated where The Towers will be constructed. This homage will represent the scale and original design of the hotel in both facade recreation and shade structure. St. Petersburg residents will be able to pass through the facade into the park or grab a seat in the shade on the low walls at its base.

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Market: Nashville

900 Eighth Avenue, Nashville, Tennessee

900 Eighth is an eight-story apartment building, that will feature approximately 265 apartments and approximately 10,700 sq.ft. of retail space in central Nashville, Tennessee. The new apartments will be steps away from The Gulch and Downtown neighborhoods and Music Row. Shopping, dining, and entertainment are conveniently nearby.

900 Eighth is located at the interchange of I-65 and I-40, with easy access to areas outside of Nashville. We anticipate that 900 Eighth will include studio, one-, two- and three-bedroom apartments. We anticipate that the top floor of all apartments will be mezzanine penthouses featuring living space and a large outdoor private terrace. An approximately 355 space parking garage will be constructed on the first two levels, with six stories of apartments above.

We anticipate 900 Eight's amenities to include a third-floor fitness center with yoga studio and third floor courtyard with pool, outdoor kitchen and living area. We anticipate roof top amenities to include a game room, clubroom that flows to an outdoor living area, sound studio and outdoor stage for performances with soft seating.

Market: Nashville

Nashville No. 2, Nashville, Tennessee

(Rendering and Map Omitted)

We anticipate that Nashville No. 2 will feature an approximately 410+ apartment home community in two, six-story buildings. Nashville No. 2 is located in an emerging area of Nashville and features riverfront living and easy access to amenities, offices and downtown Nashville. Nashville No. 2 is located less than 3 miles from the new Oracle campus and the proposed Major League Baseball Stadium. We anticipate developing Nashville No. 2 into a combination of one-, two- and three-bedroom apartment homes which will be featured along with penthouse mezzanines with private terraces at all top floor apartments. Parking will be offered in a two-level podium garage under the apartments along with limited surface parking.

We anticipate that Nashville No. 2 will feature an outdoor, heated, saltwater swimming pool and additional amenities such as a fitness center, game room and co-working spaces.

Market: Mansfield

Storrs Road Mansfield, Connecticut

Storrs Road is an approximately 9-acre site located 2.7 miles from the University of Connecticut. We anticipate that Storrs Road will be a future multifamily development.

Belpointe - Track Record Investment

Belpointe's historical track record includes the development of "Baypointe", which is a Class A direct waterfront apartment community in downtown Stamford, Connecticut, which is located in an Opportunity Zone.

Description of the Baypointe Development:

Baypointe is a Stamford boutique luxury waterfront apartment community, which was built in 2017 by Belpointe's development and construction teams. The apartments at Baypointe offer its residents Long Island Sound water views, stainless steel appliances, quartz countertops, covered parking, floor-to-ceiling windows, and large loft-style floor plans. The resort-style amenities at Baypointe provides its residents with an expansive community lounge with a luxury demonstration kitchen, billiards room, fitness center and a waterfront swimming pool. Though located in an Opportunity Zone, Baypointe is still perfectly situated on the harbor with it a boardwalk that connects it to several great restaurants, marinas, a pier and a large public park with boating and tennis. Baypointe is also conveniently located to I-95 and the Stamford train station, which allows commuters access to NYC within 45 minutes.

Baypointe was built for an approximate total cost of $39.1M and sold in June 2019 for $50M.

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Investor Relations contact:
Cody Laidlaw
claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944

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